October 30, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attn: Maryse Mills-Apenteng

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation

Registration Statement on Form S-3 filed September 25, 2009

File No. 333-162142

Dear Ms. Mills-Apenteng:

In response to your letter of October 22, 2009, we have provided our response to your comments as detailed below.

General

1.

We note that you changed your filing status from accelerated filer to non-accelerated filer at December 31, 2008 and that you file your Form 10-K for the fiscal yare ended December 31, 2008 and all subsequent periodic reports pursuant to the requirement for non-accelerated filers. Exchange Act Rule 12b-2(3)(ii) states that one an issuer becomes an accelerated filer, it remains an accelerated filer unless the issuer determines at the end of a fiscal year that the aggregate worldwide market value of the voting and non-voting common stock held by non-affiliates of the issuer was less than $50 million, as of the last business day of the issuer’s most recently completed second fiscal quarter.  However, you disclose that your aggregate market value of the company’s voting and nonvoting common equity held by non-affiliates as of June 30, 2008 was $69,078,207.  Please provide us with your analysis regarding how you determined that you satisfied the requirements for exiting accelerated filer status.

      The Company determined that it never reached the $75 million threshold for treatment as an

      “accelerated filer” under Rule 12b-2(1).  As indicated on the cover pages of the Company’s previously filed Annual Reports on Form 10-K and 10-KSB, the Company had based its determination of affiliate/non-affiliate status on whether the stockholder in question was a director, officer or the holder of more than 10% of the Company’s common stock.  Upon reviewing the definition of “affiliate” in Rule

      12b-2, the Company determined that more stockholders were deemed to “control” the Company (as defined in Rule 12b-2) than the director/officer/10 percent stockholder method would indicate.

      Therefore, the Company has concluded that it had never attained the non-affiliate market capitalization level of $75 million.

2.

If you determine that you did not meet the requirements to exit the accelerated filer system, it would appear that your Form 10-K for fiscal year ended December 31, 2008 and the Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2009 were not timely filed given your continued accelerated filer status. To the extent this is true, it would appear that you do not meet the eligibility requirements of General Instruction I.A.3.b to use Form S-3.

Ms. Maryse Mills-Apenteng

October 30, 2009

3.

As we have not met the requirements to be an accelerated filer, we have timely filed our Form 10-K for fiscal year ended December 31, 2008 and the Forms 10-Q for the fiscal quarters ended March 31, 2009, and June 30, 2009.

Cover Page

4.

You disclose on page 3 that you are relying on General Instruction I.B.6 of Form S-3 and that you have sold securities during the preceding 12 calendar months.  In accordance with Instruction 7 to General Instruction I.B.6, please set forth on the outside from cover of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus.

      The cover page of the prospectus has been revised to include the required information.

Item 16. Exhibits, page 12

5.

We not that you have not filed the indenture relating to your debt securities.  Please note that you must file the indenture as an exhibit before you can seek to accelerate the effective date of the registration statement.  Please refer to Interpretations 201.02 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, which are available on our web site at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm .

      The Company has amended the disclosure under the heading “Description of Debt Securities” to clarify that the Company will not offer or sale more than $5 million aggregate principal amount of debt securities under its Form S-3 during any period of 12 consecutive months.  Under Section 304(a)(8) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), and Rule 4a-1 promulgated thereunder,

      securities not issued under an indenture are exempt from the provisions of the Trust Indenture Act if not more than $5 million aggregate principal amount of securities is issued in any consecutive 12 month period.  Accordingly, no indenture is filed with this registration statement.

6.

We note that the opinion of counsel is based upon and limited to the laws of the State of Colorado, the company’s state of incorporation.  To the extent that the indenture relating to your debt securities is governed by laws other than the laws of the State of Colorado, please note that counsel must opine as to whether the debt securities will be binding obligations of the company under the laws of the state governing the indenture.  Please confirm your understanding.

      This comment is inapplicable to the Company, as it will not be filing an indenture.  Please see the response to Comment No. 4, above.

Item 17. Undertakings, page 12

7.

It appears that the undertaking relating to Rule 430A, which you have included in paragraph (c), is not applicable to your transaction.  Please remove this undertaking to tell us why you believe the undertaking is appropriate.

Ms. Maryse Mills-Apenteng

October 30, 2009

      The undertaking relating to Rule 430A has been removed.

8.

Please note that the undertaking in Item 512(j) of Regulation S-K is required if you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee.  Revise your filing to include this undertaking if appropriate or tell us why you believe it is not required.

This comment is inapplicable to the Company, as it will not be filing an indenture in reliance on the exemption from the Trust Indenture Act specified in Section 304(a)(8) thereof and Rule 4a-1 promulgated thereunder.

Signatures

9.   The signature page does not indicate the officer who is signing as the company’s controller or principal accounting officer. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to Signatures on Form S-3.

      The signature page has been modified to indicate the officer who is signing as the principal accounting officer.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer